
ZURICH
FINANCIAL SERVICES

BY COURIER
Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
USA - Washington, D.C. 20549


02002741

Your reference File No. 82-5089

Our reference

Date January 21, 2002

Zurich Financial Services / File No. 82-5089;
Information furnished to maintain Rule 12g 3-2 (b) exemption

Zurich Financial Services

Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)1 625 25 25
http://www.zurich.com

Direct Phone +41 (0) 625 22 56
Direct Fax +41 (0) 625 36 06
irene.klauer@zurich.com

Dear Sirs

Enclosed herewith please find the English version of the following press release:

- "Zurich announces total new premiums of £3.8bn for life and investment business in its UK, Ireland and International Business" dated January 21, 2002.

Should there be any queries or comments please do not hesitate to contact us.

Yours sincerely
Zurich Financial Services
Legal Departement

per I. Haberling

Irene Klauer

Enclosure

dw 1/31

Press Release


ZURICH
FINANCIAL SERVICES

File No. 82-5089

Zurich announces total new premiums of £3.8bn for life and investment business in its UK, Ireland and International Business.

Zurich Financial Services
(UKISA) Limited

UK Life Centre
Station Road
Swindon
SN1 1EL
United Kingdom

Telephone +44 (0)1793 511227

Swindon, 21 January 2001. Zurich Financial Services today announced new business premium figures for life and investment sales in the UK, Ireland and International:

- Total life and investment new premiums up 3% on prior year at £3.8bn. On an annual premium equivalent basis, new business premiums up 2% to £692m.
- Zurich IFA Group new business premiums up 12% to £212m (2000: £189m) on an annual premium equivalent basis
- UK pensions new business premiums up 10% to £224m (2000: £203m) on an annual premium equivalent basis
- Sterling, Zurich's IFA exclusive investment product brand, up 99% to £65m (2000: £33m) on an annual premium equivalent basis
- Zurich Advice Network mortgage business up 60% with introductions exceeding £11 billion.

Commenting on these results, Ray Greenshields, Chief Executive of Zurich's life business in the UK, Ireland and International, said:

"For Zurich this was a year of transformation in the UK. We reorganized our business to ensure Zurich is fully focused on the customer and implemented significant cost savings across all our operations. Our commitment to tied advice was evidenced in September when we launched Zurich Advice Network which is today the only network of advisers backed by a major international financial services group. At the same time, our IFA business continues to grow rapidly demonstrating its focus on developing innovative systems and development programmes to support intermediaries.

"Whatever the shape of the market following consultation on the FSA's proposed polarisation reforms, we have the distribution reach, customer focus and financial strength to continue to grow our business in the future."

Zurich IFA group (ZIFA)

ZIFA's sales have doubled since 1998, rising by 12% in 2001 to £212m. The increase in sales in 2001 was largely driven by investment business (up 19%) and pension business (up 17%). Group pensions business was particularly strong – up 93%. In its third year of operation, Sterling, Zurich's IFA exclusive multi-manager investment brand, saw new business premiums on an annual premium equivalent increase 99% to £65m. Consultants' productivity continued to improve significantly, rising by 39%.

Zurich Advice Network

Zurich Advice Network achieved new business sales of £287m (2000: £304m) on an annual premium equivalent basis in difficult market conditions, reflecting both lower unit linked investment sales due to equity market volatility and the decline of the mortgage endowment market, which we exited in the second half of the year.

Mortgage business (which is excluded from reported sales) was up 60% with Zurich Advice Network introducing over £11 billion of mortgages, making it one of the UK's top mortgage arrangers.

With the launch of the Zurich Advice Network and the roll out of electronic trading, 2001 was a year of transformation for the Network. A greater focus on managing the quality of the Network, through an increase in minimum performance levels aimed at removing advisers with lower productivity, resulted in a number of advisers leaving. At the same time, we recruited over 700 advisers with industry experience, whose average productivity is three times that of those leaving. This strengthened the network in preparation for future market and regulatory changes.

International

Zurich International Solutions, the group's offshore business, saw record new business premiums on an annual premium equivalent basis, up 8% to £81m (2000: £75m) for business done outside the UK. During the year all Zurich's offshore life businesses (Isle of Man, Zurich and Channel Islands) were brought together into one group. Eagle Star International Life, the largest part of our international operation was voted by worldwide IFA's as "Best Pensions Product Provider".

Ireland

New business premiums on an annual premium equivalent basis in Ireland grew 16% to £45m (2000: £39m).

Eagle Star (Ireland) was placed top in the annual Irish Times pensions fund survey which compares performance of regular premium pension products including both investment performance and charges over 10 years. Our operation in Ireland also won the Irish Brokers' Association's 'Most Improved Service Award'.

-ends-

Media enquiries:
Rosemary Callender Tel: 01793 503969
Debi Isaac Tel: 01793 503810

A breakdown of Zurich Financial Services UK, Ireland and International life and investment new business results for the full year 2001 is attached.

Zurich Financial Services UK, Ireland & International
Life and Investment New Business Results for Full Year 2001

	2001	2000	% Change
Overall Results (£ millions)			
Total New Premiums	3,848	3,724	3
New Regular Premiums	342	340	1
Single Premiums	3,501	3,385	3
New business Premiums (APE)	692	678	2
Distribution Split (APE) (£ millions)			
- Zurich Advice Network	287	304	(6)
- Zurich IFA Group	212	189	12
- Other UK	68	71	(4)
- Ireland & International	126	115	10
Total	692	678	2
Product Split (APE) (£millions)			
- Life	107	128	(17)
- Pensions	224	203	10
- Investment	236	232	2
- Overseas	126	115	10
Total	692	678	2

New Business Premiums (Annual Premium Equivalent) are regular premiums plus 10% of single premiums

Notes to Editors:

- The figures are being reported by Zurich Financial Services, (UKISA) which is part of the Zurich Financial Services Group and comprises the Group's operations in the UK, Ireland and International Businesses.
- The Zurich Financial Services Group (www.zurich.com) is a global leader in integrated financial services, providing its customers with solutions in the areas of financial protection (non-life insurance and structured solutions) and asset gathering (life insurance and asset management). The Group focuses its activities on the key markets of North America, UK, Switzerland and Europe, as well as selected other markets where it has or can reach a competitive position. Founded in 1872, Zurich is headquartered in Zurich, Switzerland. It has offices in more than 60 countries and employs approximately 70,000 people.

- These figures are unaudited. New Business Premiums (Annual Premium Equivalent) are calculated as new regular premiums plus one tenth of single premiums.
- These life and investment figures incorporate the results from Allied Dunbar, Sterling Assurance, Zurich Life, Eagle Star Life, Threadneedle Investments.
- Within the UK, Zurich Financial Services focuses on delivering solutions to customers through its strong portfolio of brands including Allied Dunbar, Eagle Star, Sterling, Threadneedle Investments and Zurich. These are distributed predominantly through Zurich Advice Network, a network of 2100 franchises launched in September 2001, or through Zurich IFA Group.
- In December Eagle Star International Life, was voted by worldwide IFA's as "Best Pensions Product Provider" in the International Financial Adviser Awards for Excellence 2001, and came second in the Protection Products Provider category.